UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bullfrog Gold Corp.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

12021A107
(CUSIP Number)

Augusta Investments Inc.
Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1
Canada
(604) 687-1717

Copy to:
Kenneth G. Sam
Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12021A107

1	NAMES OF REPORTING PERSONS Augusta Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 208,500,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 208,500,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,500,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.48%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

_____________________
(1)  Includes 104,250,000 shares of Common Stock and warrants (the "Warrants") to purchase an additional 104,250,000 shares of Common Stock as further described under Item 4 of this Schedule 13D.

(2) The percentages used herein are calculated based upon 325,830,237 outstanding shares of Bullfrog as of October 26, 2020, plus 104,250,000 common shares in aggregate underlying convertible securities which are beneficially owned by Augusta and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Item 1. Security and Issuer

(a) Title of Class of Securities:

Common Stock, $0.0001 par value per share (the "Common Stock")

(b) Name of Issuer:

Bullfrog Gold Corp. (the "Issuer" or "Bullfrog")

(c) Address of Issuer's Principal Executive Offices:

Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1 Canada

Item 2. Identity and Background

(a) Name of Reporting Person:

Augusta Investments Inc. ("Augusta" or the "Reporting Person")

(b) Address of Principal Business Office:

The principal business office of Augusta and each of its executive officers is

Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1 Canada

(c) Occupation, Employment and Other Information:

The principal business of Augusta and its sole executive officer is investment.  Richard Warke is the sole officer and director of Augusta, having a business address of Suite 555, 999 Canada Place Vancouver, British Columbia V6C 3E1 Canada.

(d) Criminal convictions:

Neither Augusta, nor Richard Warke as its sole officer and director, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil proceedings:

Neither Augusta, nor Richard Warke as its sole officer and director, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Augusta or Mr. Warke was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Augusta is a corporation organized under the laws of the British Virgin Islands.  Richard Warke is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration:

On October 9, 2020, Augusta and Bullfrog entered into a subscription agreement to acquire 104,250,000 units of Bullfrog (the "Units") at a price of C$0.20 per Unit for an aggregate purchase price of C$20,850,000 (the "Financing Transaction"). Each Unit is comprised of one share of common stock of Bullfrog (a "Share" and, collectively, the "Shares") and one warrant to purchase one share of common stock of Bullfrog (a "Warrant" and, collectively, the "Warrants"). Each Warrant entitles the holder to acquire one Share at a price of C$0.30 for a period of four years from closing, expiring on October 26, 2024. Closing of the Financing Transaction was subject to the closing of the purchase by Bullfrog of all of the equity interests in Bullfrog Mines LLC from Barrick Gold Corporation ("Barrick") (together with the Financing Transaction, the "Transactions").

At closing of the Financing Transaction on October 26, 2020, Augusta acquired 104,250,000 Shares and 104,250,000 Warrants, representing approximately 48.48% of the issued and outstanding Bullfrog shares on a partially-diluted basis. Augusta has no other beneficial ownership of, or control or direction over, any securities of Bullfrog.

Augusta acquired the Units for investment purposes. Augusta is a party to an investor rights agreement (the "Investor Rights Agreement"), pursuant to which, among other things, Augusta will, provided it holds at least 10% of the then issued and outstanding Shares (calculated in accordance with the Investor Rights Agreement): (i) have the right to participate in future Bullfrog equity issuances and to acquire securities of Bullfrog following the exercise of certain of Bullfrog's outstanding convertible securities, in each case to maintain its then pro rata interest in Bullfrog; and (ii) have certain piggyback registration rights in respect of its Bullfrog securities. In connection with the closing of the Transactions, Alan Lindsay and Kjeld Thygesen resigned as directors of Bullfrog and Bullfrog appointed Maryse Bélanger as President, Chief Executive Officer and director of Bullfrog, along with the appointment of Daniel Earle and Donald Taylor. David Beling resigned as Bullfrog's President and Chief Executive Officer but remains a director of Bullfrog. Following the closing of the Transactions, Bullfrog's executive team consists of Maryse Bélanger as President, Chief Executive Officer and director, Michael McClelland as Chief Financial Officer, Johnny Pappas as Vice President, Environmental & Planning and Scott Burkett as Vice President, Exploration.

Item 4. Interest in Securities of the Issuer:

(a)

In addition to the 104,250,000 Shares defined in Item 3, Augusta also owns Warrants to purchase an additional 104,250,000 Shares.  Augusta is deemed to beneficially own the 104,250,000 Shares issuable upon exercise of the Warrants. Augusta has sole voting power and sole dispositive power with respect to a total of 208,500,000 Shares.

The aggregate amount of Shares beneficially owned by Augusta represents approximately 48.48% of the Common Stock as calculated for purposes of this Schedule 13D.  Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, the Shares issuable upon exercise of the Warrants are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class beneficially owned by Augusta, although these shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.  Accordingly, Augusta's percentage ownership is calculated based on an assumed number of shares outstanding equal to 430,080,237, which represents the sum of (i) the 325,830,237 shares of Common Stock outstanding after giving effect to the transactions occurring on or prior to the date hereof as described in the Current Report on Form 8-K filed by Bullfrog Gold Corp. on October 20, 2020 and (ii) 104,250,000 Shares issuable upon exercise of the Warrants beneficially owned by Augusta.  The foregoing assumed number of shares outstanding does not include shares of Common Stock issuable upon the exercise of any other outstanding options, warrants, rights or conversion privileges.

(b) Number of shares as to which Augusta has:

(i) Sole power to vote or to direct the vote: 208,500,000 shares.

(ii) Shared power to vote or to direct the vote: 0 shares.

(iii) Sole power to dispose or direct the disposition: 208,500,000 shares.

(iv) Shared power to dispose or direct the disposition: 0 shares.

(c) The information provided in Item 3 is hereby incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 3 of this Schedule 13D summarizes certain provisions of the Subscription Agreement and the Investor Rights Agreement and is incorporated herein by reference.

Item 6. Material to Be Filed as Exhibits:

Exhibit 1 - Subscription Agreement dated as of October 9, 2020, between Augusta Investments Inc. and Bullfrog Gold Corp. (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on October 15, 2020).

Exhibit 2 - Investor Rights Agreement dated as of October 26, 2020, among Bullfrog Gold Corp., Barrick Gold Corporation and Augusta Investments Inc. (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 29, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2020

AUGUSTA INVESTMENTS INC.

By: /s/ Richard Warke
Name: Richard Warke
Title: President